Filed by International Game Technology PLC (SEC File No. 001-36906) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: International Game Technology PLC (SEC File No. 001-36906) Employee Q&A Batch No. 3 Released June 7, 2024 How will accounts payable (AP) and treasury functions be handled for lottery following the transaction closing, as they are presently processed out of Reno, Nevada? Like most shared IGT functions, following the closing, AP and treasury teams will support either RemainCo or SpinCo, similar to our present processes, with a mix of employees and third-party providers. Will our present software licenses remain the same after the transaction closes? Specifically, will we retain existing Microsoft365 (M365) access, including for tools such as Power BI (Premium Workspaces), Power Apps, and others that are an integral part of our IT solutions and have a positive impact on our business? The Company plans to work with Microsoft so that SpinCo will have the necessary Microsoft licenses at closing. IT will be working with SpinCo employees to migrate relevant application data (including under SharePoint, OneDrive and other applications,) and Power Automate flows, Power BI reports and dashboards. Some employees do not exclusively support Global Lottery, Global Gaming or PlayDigital. Instead, they have global roles that support facets of each business unit. Many of these folks work in corporate functions. Where will these employees land when the transaction closes, and when will we know? Designations to RemainCo and SpinCo were communicated between late April and early May. If you have not yet received your designation, please contact your direct supervisor. If you are unfamiliar with the terms RemainCo and SpinCo, please see our strategic evaluation glossary. Additional information about designations, such as reporting structures and scopes of responsibility, will be communicated as information becomes available.

-2- Why do we have to divide IGT into 2 pieces? Why can’t we merge the whole of IGT (Global Lottery, Global Gaming and PlayDigital) with Everi? Over the three years leading up to the strategic evaluation, which we announced in June 2023, the Company sharpened its strategic focus by reorganizing around core product verticals, monetizing non-core assets, reducing structural costs and significantly improving the company’s credit profile. Despite these efforts, however, IGT shares continued to trade at what we considered an inferior multiple by any measure — cash return, yield, shorthand multiple, etc. — when compared to our lottery and gaming peers. We undertook a review of strategic alternatives to ensure the value of our products and services was reflected in the public market for all business offerings. Our Board of Directors explored all options — including a sale, a spinoff and a spinoff with a merger, along with the potential for retaining and further investing in Global Gaming and PlayDigital — to identify the approach that would be best for unlocking the intrinsic value of our portfolio. Merging Global Gaming and PlayDigital with Everi should allow for more focused operating and capital allocation strategies, optimized capital structures, and increased flexibility to pursue organic and inorganic growth strategies, all with the goal of unlocking and increasing shareholder value. Any comments/insights on cultural merge? Specifically, what are the cultural values in Everi and how will those affect the merger? From the IGT point of view, we are impressed with what we have seen of Everi’s cultural values thus far, and we look forward to learning more. We see Everi employees as hard-working, humble people with high integrity and standards. Our respective teams share a dedication to serving customers, who view us as partners. Like IGT, Everi shares a passion for developing great games for players and compelling solutions for operators. We believe there is a great foundation on which to shape the culture of a future, combined organization. IGT and Everi management are committed to uniting the best of what defines our two respective organizations.

-3- Will employees need to relocate because of these changes? There may be instances where employees are asked to relocate, however, no decisions on relocating employees have been made. Any employee who is asked to relocate will be informed by their supervisor and/or people partner, as needed. The initial announcement of our strategic evaluation decision mentioned significant synergy opportunities in combining Everi and IGT. To what exactly does this refer? There are opportunities for synergies in supply chain and input cost optimization stemming from more efficient manufacturing, distribution, and operations and real estate and for capital expenditure efficiencies through an expanded installed base. Altogether, we’ve identified approximately $85 million of such opportunities. Did the executive team notice that there are only white males represented [during the February 29 live event]? How will D&I be valued moving forward? While we acknowledge the lack of diversity displayed during the event, the office of diversity, equity and inclusion’s value proposition has not changed. IGT’s senior leaders remain committed champions of our DEI initiatives. What will happen to our video lottery terminal (VLT) business under Lottery contracts? Parts of the VLT business are already in SpinCo and the balance will be sold to SpinCo so the VLT business will be part of CombineCo. Are there expected synergies to occur before the merger is complete? IGT and Everi remain separate companies until the closing occurs, and the Combined Company would not realize any synergies until that time. What does the future look like for our support of poker in British Columbia, Manitoba and Quebec, Canada? RemainCo will support iPoker with the British Columbia, Manitoba and Quebec customers. How will networking and infrastructure support for Global Gaming be handled over the upcoming year and once the split actually occurs? There will be no changes to networking and infrastructure support before the transaction closes. Additional Information and Where to Find It In connection with the proposed transaction (the “Proposed Transaction”) between Everi Holdings Inc. (“Everi”), International Game Technology PLC (“IGT”), Ignite Rotate LLC (“Spinco”) and Ember Sub LLC (“Merger Sub”),

-4- Everi, IGT and Spinco will file relevant materials with the Securities and Exchange Commission (“SEC”). Everi will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus relating to the Proposed Transaction, which will constitute a proxy statement and prospectus of Everi and a proxy statement of IGT. A definitive proxy statement/prospectus will be mailed to stockholders of Everi and a definitive proxy statement will be mailed to shareholders of IGT. INVESTORS AND SECURITY HOLDERS OF EVERI ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS OF IGT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERI, IGT AND SPINCO, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Everi or IGT through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Everi will be available free of charge on Everi’s website at www.everi.com or by contacting Everi’s Investor Relations Department at Everi Holdings Inc., Investor Relations, 7250 S. Tenaya Way, Suite 100, Las Vegas, NV 89113. Copies of the documents filed with the SEC by IGT will be available free of charge on IGT’s website at www.igt.com or by contacting IGT’s Investor Relations Department at International Game Technology PLC, Investor Relations, 10 Memorial Boulevard, Providence, RI 02903. No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Everi, IGT, Spinco or Merger Sub, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Everi or IGT. However, Everi and IGT and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction. Information about the directors and executive officers of Everi may be found in its most recent Annual Report on Form 10-K and in its most recent proxy statement for its annual meeting of stockholders, in each case as filed with the SEC. Information about the directors, executive officers and members of senior management of IGT is set forth in its most recent Annual Report on Form 20-F as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, related to Everi, IGT and the proposed spin- off of IGT's Global Gaming and PlayDigital Businesses (the “Spinco Business”), and the proposed acquisition of the Spinco Business by Everi. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve risks and uncertainties that could significantly affect the financial or operating results of Everi, IGT, the Spinco Business, or the combined company. These forward-looking statements may be identified by terms such as “anticipate,” “believe,” “foresee,” “estimate,” “expect,” “intend,” “plan,” “project,” “forecast,” “may,” “will,” “would,” “could” and “should” and the negative of these terms or other similar expressions. Forward-looking statements in this communication include, among other things, statements about the potential benefits and synergies of the Proposed Transaction, including future financial and operating results, plans, objectives, expectations and intentions; and the anticipated timing of

-5- closing of the Proposed Transaction. In addition, all statements that address operating performance, events or developments that IGT expects or anticipates will occur in the future — including statements relating to creating value for stockholders and shareholders, benefits of the Proposed Transaction to customers, employees, stockholders and other constituents of the combined company and IGT, separating and integrating the companies, cost savings and the expected timetable for completing the Proposed Transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results, including the actual results of Everi, IGT, the Spinco Business, or the combined company, to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among other things, risks related to the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied (including the failure to obtain necessary regulatory, stockholder and shareholder approvals or any necessary waivers, consents, or transfers, including for any required licenses or other agreements) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the Proposed Transaction, including the possibility that Everi and IGT may be unable to achieve the expected benefits, synergies and operating efficiencies in connection with the Proposed Transaction within the expected timeframes or at all and to successfully separate and/or integrate the Spinco Business; the ability to retain key personnel; negative effects of the announcement or the consummation of the proposed acquisition on the market price of the capital stock of Everi and IGT and on Everi and IGT’s operating results; risks relating to the value of Everi’s shares to be issued in the Proposed Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Proposed Transaction (the “Merger Agreement”); changes in the extent and characteristics of the common stockholders of Everi and ordinary shareholders of IGT and its effect pursuant to the Merger Agreement for the Proposed Transaction on the number of shares of Everi common stock issuable pursuant to the Proposed Transaction, magnitude of the dividend payable to Everi stockholders pursuant to the Proposed Transaction and the extent of indebtedness to be incurred by Everi in connection with the Proposed Transaction; significant transaction costs, fees, expenses and charges (including unknown liabilities and risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects); expected or targeted future financial and operating performance and results; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining employee, customer, or other business, contractual, or operational relationships following the Proposed Transaction announcement or closing of the Proposed Transaction); failure to consummate or delay in consummating the Proposed Transaction for any reason; risks relating to any resurgence of the COVID-19 pandemic or similar public health crises; risks related to competition in the gaming and lottery industry; dependence on significant licensing arrangements, customers, or other third parties; issues and costs arising from the separation and integration of acquired companies and businesses and the timing and impact of accounting adjustments; risks related to the financing of the Proposed Transaction, Everi’s overall debt levels and its ability to repay principal and interest on its outstanding debt, including debt assumed or incurred in connection with the Proposed Transaction; economic changes in global markets, such as currency exchange, inflation and interest rates, and recession; government policies (including policy changes affecting the gaming industry, taxation, trade, tariffs, immigration, customs, and border actions) and other external factors that Everi and IGT cannot control; regulation and litigation matters relating to the Proposed Transaction or otherwise impacting Everi, IGT, Spinco, the combined company or the gaming industry generally; unanticipated liabilities of acquired businesses; unanticipated adverse effects or liabilities from business divestitures; effects on earnings of any significant impairment of goodwill or intangible assets; risks related to intellectual property, privacy matters, and cyber security (including losses and other consequences from failures, breaches, attacks, or disclosures involving information technology infrastructure and data); other business effects (including the effects of industry, market, economic, political, or regulatory conditions); and other risks and uncertainties, including, but not limited to, those described in Everi’s Annual Report on Form 10- K on file with the SEC and from time to time in other filed reports including Everi’s Quarterly Reports on Form 10- Q, and those described in IGT’s Annual Report on Form 20-F on file with the SEC and from time to time in other filed reports including IGT’s Current Reports on Form 6-K. A further description of risks and uncertainties relating to Everi can be found in its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and relating to IGT can be found in its most recent Annual Report on Form 20-F and Current Reports on Form 6-K, all of which are filed with the SEC and available at www.sec.gov. IGT does not intend to update the forward-looking statements contained in this communication as the result of new information or future events or developments, except as required by law.